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Contacts:

David Smith
Vice President, Controller
510.923.4809

Jim Kent
Vice President, Treasurer
510.923.2717

  CHIRON SHARE PRICE AVERAGE ANNOUNCED AS REQUIRED UNDER THE CONVERTIBLE BOND
                                 EXCHANGE OFFER

EMERYVILLE, CA, May 10, 2000--Chiron Corporation (Nasdaq: CHIR) announced today the average share price to be used to evaluate next steps in association with its convertible bond exchange offer, which commenced April 17. The exchange offer expires at 12:01 a.m., Eastern Standard Time on May 15. The share price average for the five business days ending on (and including) May 10 equals $35.89. As previously disclosed, Chiron's obligation to proceed with the exchange offer is conditioned upon an average share price in the range of $40-$55 per share and at least 75 percent of the 1.90% Convertible Subordinated Notes being validly tendered. Because the actual average share price is below the indicated range, Chiron is currently evaluating alternative courses of action and expects to issue further information by Tuesday, May 16.

About Chiron

Chiron Corporation is a leading biotechnology company that participates in three global healthcare markets: biopharmaceuticals, vaccines and blood testing. The company is applying a broad and integrated scientific approach to the development of innovative products for preventing and treating cancer, infection and cardiovascular disease. For more information about Chiron, visit the company's Web site at www.chiron.com.

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